July 24, 2024

Vin Riera
Chief Executive Officer
Mynd.ai, Inc.
PO Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands

       Re: Mynd.ai, Inc.
           Registration Statement on Form F-3
           Filed July 17, 2024
           File No. 333-280853
Dear Vin Riera:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Raffael Fiumara